

A Delaware Corporation

Financial Statements (Unaudited) and Report
For the period of January 1, 2019 to December 31, 2019

Fundraise Up Inc.
Balance Sheet
As of December 31, 2019

		Total
ASSETS		
Current Assets		
Cash	$	354,284.09
Total Current Assets	$	354,284.09
Other Assets		
Rental Security Deposits	$	22,024.00
TOTAL ASSETS	$	376,308.09
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	$	0.00
Credit Cards	$	11.33
Total Current Liabilities	$	11.33
Long-Term Liabilities		
Notes payable		897,523.65
Total Long-Term Liabilities	$	897,523.65
Total Liabilities	$	897,534.98
Equity		
Common Stock		75.00
Additional paid in capital		146,000.00
Retained Earnings		-265,619.14
Net Income		-401,682.75
Total Equity	-$	521,226.89
TOTAL LIABILITIES AND EQUITY	$	376,308.09

Fundraise Up Inc.
Profit and Loss
January - December 2019

		Total
Income		
FUN Platform Revenue		148,092.61
Total Income	$	**148,092.61**
Gross Profit	$	**148,092.61**
Expenses		
Advertising & Marketing		37,658.60
Automobile		1,846.32
Bank Charges & Fees		734.84
Business Gifts		428.68
Contractors		306,470.84
Digital Subscriptions		31,600.00
Insurance		7,779.84
Legal & Professional Services		8,119.00
Meals & Entertainment		8,804.28
Office Supplies & Software		28,375.03
Postage and Delivery		190.45
Professional Fees		3,178.00
Rent & Lease		72,960.15
Repairs & Maintenance		2,250.00
Travel		34,926.33
Utilities		4,580.32
Total Expenses	$	**549,902.68**
Net Operating Income	-$	**401,810.07**
Other Income		
Interest Income		127.32
Total Other Income	$	**127.32**
Net Income	-$	**401,682.75**

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES.

Nature of Business

Fundraise Up, Inc. ("Company") is a corporation formed under the laws of the State of Delaware on October 11, 2017. Fundraise Up, Inc. is in the industry of streamlining online donations, which includes an online widget, an upsell of donations including mobile donations.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
   • Persuasive evidence of an arrangement exists;
   • Delivery has occurred, or services have been rendered;
   • The fee for the arrangement is fixed or determinable; and
   • Collectability is reasonably assured.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service and the state of New York, which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The Company currently has a tax net operating loss (NOL) of $667,302 for which it may receive future tax benefits. However, as of December 31, 2019, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Net Income (Loss) Per Common Share Basic earnings per unit is computed using the weighted-average number of units outstanding.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2019 the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by FDIC. As of December 31, 2019, the Company had $354,284 in cash.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 – STOCKHOLDERS' EQUITY

The Company has 10,000,000 shares of common stock authorized as of December 31, 2019 with fair market value of $0.059 per share. During the period of October 11, 2017 (inception) to December 31, 2019, the Company issued 8,292,709 shares of Common Stock.

NOTE 3 – COMMITMENTS & CONTINGENCIES

The Company is not currently involved with, and does not have knowledge of, any pending or threatened litigation or any other legal matters against the Company or any of its members.

NOTE 4 – SUBSEQUENT EVENTS

Management has evaluated events through April 4, 2020, the date that these financial statements were available to be issued and has identified no events that would require disclosure other than mentioned above.



_____   _____
Peter J. Byrnes   5/5/2020
                                   Date